Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-445-3865
Orion Engineered Carbons S.A. Announces
Second Quarter 2016 Financial Results
Second Quarter 2016 Highlights

•	Volumes increased 12.2% to 292.4 kmt compared to 260.5 kmt in the second quarter of 2015 with increases in both Specialty and Rubber; organic growth of 6.5%

•
Revenue in the second quarter of 2016 amounted to €247.9 million compared to €282.3 million in the second quarter of 2015 as lower feedstock costs were partially passed along to customers mainly via indexed pricing agreements

•	Profit (Net Income) rose to €16.5 million compared to €14.6 million in second quarter of 2015

•	Adjusted EBITDA[1] rose to €57.7 million compared to €56.0 million in the second quarter of 2015 raising Adjusted EPS[1] to €0.35 compared to €0.34 in the second quarter of 2015

•
Specialty Carbon Black Adjusted EBITDA margin increased 830 basis points to an all-time high of 39.4% from 31.1% in the second quarter of 2015, as a result of volume growth, favorable product mix, and lower raw material costs

•
Rubber Carbon Black Adjusted EBITDA margin decreased 120 basis points to 12.7% from 14.0% in the second quarter of 2015, as increased volumes and solid performance of the newly acquired facility in China were offset by regional mix effects and negative feedstock impacts

•	Cash flow from operations totaled €42.8 million, with the cash balance at June 30, 2016 totaling €64.9 million

•	Net Working Capital ended the quarter at 66 days.

•	Dividend payments of €10.0 million
Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg – August 4, 2016 - Orion Engineered Carbons S.A. (“Orion” or the “Company”) (NYSE: OEC), a worldwide supplier of specialty and high-performance carbon black, today announced results for its second quarter of 2016.

“We are pleased to report the strongest results we have ever produced as a public company, in spite of the ongoing challenges presented by the low oil price environment and resulting impact on feedstock costs,” said Jack Clem, Orion’s Chief Executive Officer. “Due to solid execution by our sales, marketing and innovation teams, we demonstrated the stability of this business in this environment while again growing our volumes in excess of industry rates in both our Specialty Carbon Black and Rubber Carbon Black businesses. In our Specialty business, we continued to shift our product mix to more high value-added premium grades, leveraging our expanded product portfolio and geographic reach. With the Rubber business, we further stabilized our profitability by addressing the imbalances between feedstock costs and product prices with the successful implementation of surcharges, by rationalizing low profit capacity and shifting more of this capacity to technical grade products. As a result of these actions, we achieved a record Adjusted EBITDA of 57.7 million Euros and Net Income of 16.5 million Euros in the quarter, as record performance in our Specialty Carbon Black business compensated lower profits from our Rubber Carbon Black business. Our operating strategies continue to work as we expected. This past quarter’s performance certainly bears this out.

1) See below for a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures

“Our operations continue to generate solid cash flow,” continued Mr. Clem, enabling us voluntarily to pay down another €20 million tranche of debt.”

In EUR	Fiscal Year 2016	Fiscal Year 2015
	Second Quarter	Second Quarter
Revenue	247.9m	282.3m
Volume (in kmt)	292.4	260.5
Contribution Margin	121.4m	115.2m
Contribution Margin per Metric Ton (1)	415.1	442.2
Operating Result (EBIT)	34.2m	35.9m
Adjusted EBITDA (2)	57.7m	56.0m
Profit or Loss for the Period (Net Income)	16.5m	14.6m
EPS (3)	0.28	0.24
Adjusted EPS (4)	0.35	0.34
Notes:

(1)	The change in Contribution Margin per Metric Ton (CM/mT) between Q2 2016 and Q2 2015 reflects negative foreign exchange translation effects and negative feedstock impacts.

(2)
Q2 2016 Adjusted EBITDA compared to Q2 2015 Adjusted EBITDA includes a negative impact of approximately €2.4 million primarily associated with feedstock cost development in Rubber Carbon Black, plus a negative impact of about €1.7 million associated mostly with foreign exchange translation effects.

(3)	EPS calculated using profit (Net Income) and weighted number of shares outstanding in the respective quarter. The change in EPS is primarily associated with change in Net Income.

(4)
Calculated using profit (Net Income) for the respective quarter adjusted for amortization of acquired intangible assets, amortization of transaction costs and foreign currency effects impacting financial results and other adjustment items (all adjustments on a net of tax basis assuming group tax rate) and weighted number of shares outstanding in the respective quarter.

Second Quarter 2016 Overview
Volumes increased by 31.9 kmt resulting in total volume of 292.4 kmt in the second quarter of 2016 compared to 260.5 kmt in the second quarter of 2015. This 12.2% increase reflected stronger volumes in both the Specialty and Rubber Carbon Black businesses. Our new business in Qingdao, China (OECQ), acquired during the fourth quarter of 2015, accounted for 15.1 kmt of the volume increase. While organic growth was 6.5%.
While volumes in the quarter rose, revenue decreased by €34.4 million, or 12.2%, to €247.9 million in the second quarter of 2016 from €282.3 million in the second quarter of 2015. This revenue decrease was due to sales price declines resulting from the pass through of lower feedstock costs and, to a lesser extent, foreign exchange translation effects as well as, changes in regional mix partially offset by additional volumes.
Contribution Margin increased by €6.2 million, or 5.4%, to €121.4 million in the second quarter of 2016 from €115.2 million in the second quarter of 2015, primarily driven by strong volume growth in our Specialty Carbon Black business and from the satisfying performance of OECQ, offset by negative feedstock cost developments and foreign exchange translation impacts mainly in our Rubber Carbon Black business, as well as regional mix effects.
Gross Profit increased slightly to €86.9 million in the second quarter 2016 from €85.4 million in the second quarter of 2015, due to the increase in contribution margin being mostly offset by a higher depreciation expense of €2.2 million and the timing of scheduled maintenance spend in the quarter.

Adjusted EBITDA increased by about €1.7 million to €57.7 million in the second quarter of 2016, or 3.2%, from €56.0 million in the second quarter of 2015, reflecting the development of Gross Profit discussed above.
Quarterly Business Results

SPECIALTY CARBON BLACK
	Q2 2016	Q2 2015	Y-o-Y Comparison
Volume (kmt)	63.4	54.7	15.9%
Revenue (EUR/Millions)	98.0	96.4	1.6%
Gross Profit (EUR/Millions)	48.8	40.3	21.2%
Gross Profit/metric ton (EUR)	769.8	736.1	4.6%
Adjusted EBITDA (EUR/Millions)	38.7	30.0	28.8%
Adjusted EBITDA/metric ton (EUR)	609.6	548.4	11.2%
Adjusted EBITDA Margin	39.4%	31.1%	830 bps
Volumes for the Specialty Carbon Black business increased by 15.9% to 63.4 kmt in the second quarter of 2016 from 54.7 kmt in the second quarter of 2015, reflecting increased global demand and further penetration of markets, with all markets showing strength, especially in Asia Pacific. The business set another record, exceeding quarterly volumes and profit levels achieved since the inception of Orion.
Revenue of the business increased by €1.6 million, or 1.6%, to €98.0 million in the second quarter of 2016 from €96.4 million in the second quarter of 2015. This revenue increase was due to the record setting growth in volumes which was primarily offset by price declines coming mostly from the pass through of reduced feedstock costs to customers with index pricing and some regional mix and currency impacts.
Gross Profit increased by €8.5 million, or 21.2%, to €48.8 million in the second quarter of 2016 from €40.3 million in the second quarter of 2015 also setting a record, in large part due to increased volumes.
Adjusted EBITDA increased by 28.8% to a record €38.7 million in the second quarter of 2016 from €30.0 million in the second quarter of 2015, reflecting the development of Gross Profit. Adjusted EBITDA margin was 39.4% in the second quarter of 2016 compared to 31.1% in the second quarter of 2015, an increase of 830 bps. This increase in Adjusted EBITDA margin, while reflecting improved profitability, is also partly driven by the effect of the decline in feedstock costs on revenues.

RUBBER CARBON BLACK
	Q2 2016	Q2 2015	Y-o-Y Comparison
Volume (kmt)	229.0	205.8	11.3%
Revenue (EUR/Millions)	149.9	185.9	(19.4)%
Gross Profit (EUR/Millions)	38.1	45.1	(15.4)%
Gross Profit/metric ton (EUR)	166.5	219.1	(24.0)%
Adjusted EBITDA (EUR/Millions)	19.1	25.9	(26.5)%
Adjusted EBITDA/metric ton (EUR)	83.3	126.1	(33.9)%
Adjusted EBITDA Margin	12.7%	14.0%	(120) bps
Volumes for the Rubber Carbon Black business increased by 11.3% (3.9% without the impact of the newly acquired OECQ) to 229.0 kmt in the second quarter of 2016 from 205.8 kmt in the second quarter of 2015, reflecting strong demand in Europe, as well as a boost in volume of 15.1 kmt associated with the acquisition of OECQ in the last quarter of 2015.
Revenue decreased by €36.0 million, or 19.4%, to €149.9 million in the second quarter of 2016 from €185.9 million in the second quarter of 2015. This revenue decrease was due to price declines resulting from pass through of lower cost feedstock to customers with index-pricing agreements, regional mix and currency effects partly offset by the positive impact of revenues from OECQ.

Gross profit decreased by €7.0 million, or 15.4%, to €38.1 million in the second quarter of 2016 from €45.1 million in the second quarter of 2015. This decrease was associated with persistent negative feedstock cost impacts, increased depreciation charges and to a lesser extent unfavorable foreign exchange translation effects partially offset by the positive impact of OECQ and the beginning of pricing surcharges in Europe which were implemented during the quarter and will come to full effect in the second half 2016.
Adjusted EBITDA decreased by €6.8 million, or 26.5% to €19.1 million in the second quarter of 2016 from €25.9 million in the second quarter of 2015, reflecting the development of Gross Profit.
As a part of the continuing strategic repositioning of the Rubber business, in May the Company's German operating subsidiary terminated, effective December 31, 2016, the Contract Manufacturing Agreement currently in place between the Company's German operating subsidiary and the Company's French subsidiary, Orion Engineered Carbons SAS, with a plant with a maximum capacity of standard rubber grades of 50 kmt per year. Consequently, the management of Orion Engineered Carbons SAS has been in consultations with the local Works Council at this facility to implement a restructuring and down staffing with a potential cessation of production at the site by the end of 2016. If a decision to close the facility were to be reached by local French management, certain additional costs and financial effects will occur in connection with the closure, which are not reflected in the financial statements for this quarter. In addition, a feedstock supply arrangement for our Rubber business will conclude at the end of 2016 and is likely to negatively impact profitability in 2017. Although it is too early to comment on the impact, we expect the ongoing strategic refocusing of our Rubber business, including potential reductions in fixed costs, continued improvement in pricing (including the full impact of the surcharge for European rubber customers) and improvements in product mix will improve profitability for Rubber in 2017, offsetting the impacts of this feedstock agreement’s expiration.
Balance Sheet and Cash Flow
As of June 30, 2016, the Company had cash and cash equivalents of €64.9 million which represents only a slight decrease year to date of €0.3 million from December 31, 2015 after having voluntarily made a debt repayment of €20.0 million and paying aggregate dividends of €20.0 million in the first half 2016 while funding the Company's capex program. Compared to March 31, 2016, cash and cash equivalents increased by €7.9 million.
The Company’s non-current indebtedness as of June 30, 2016 was €622.6 million composed of the non-current portion of term loan liabilities (€632.4 million less transaction costs of €9.9 million) and €0.2 million other long term debt. Net indebtedness, including €7.2 million current portion of term loan liabilities, was €574.6 million, which represents a 2.73 times LTM EBITDA multiple down from 2.78 times in the previous quarter and down from 2.89 times at the end of 2015.
Cash inflows from operating activities in the second quarter of 2016 amounted to €42.8 million, primarily consisting of a consolidated profit for the period of €16.5 million, adjusted for depreciation and amortization of €20.0 million and the exclusion of finance costs of €8.7 million affecting net income. Net working capital totaled €181.4 million as of June 30, 2016, compared to €172.3 million as of March 31, 2016 and 183.0 million as of December 31, 2015.
Cash outflows from investing activities in the second quarter of 2016 amounted to €14.9 million composed of capex expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the second quarter of 2016 amounted to €21.2 million, consisting of a dividend payment of €10.0 million, regular interest payments of €9.7 million and regular debt repayment of €1.8 million.

Subsequent Event
During July 2016, as a result of the Company's continued strong additional cash generation during the first half of 2016, the Company made another voluntary repayment of its debt of €20 million. From December 2015 to July 2016, the Company has voluntarily repaid €90 million of debt demonstrating its intention to use available cash to reduce leverage.

2016 Full Year Outlook
“We enter the second half of 2016 with two solid quarters behind us, determined to continue executing the strategies we have in place,” stated Mr. Clem. “We are optimistic about our growth prospects, confident in our overall market position and strategies and secure in our conviction to continue to generate ample Adjusted EBITDA to sustain our dividend and actively de-leverage our balance sheet while generating free cash flow to fund our growth.”
“While oil prices have moved up from their lows over the past few months, rubber feedstock price differentials continue to upset the balance between raw material costs and product pricing. A fair degree of uncertainty still exists regarding these differentials,” continued Mr. Clem. “Nevertheless, on the strength of the clear and encouraging progress the business made during the first half of 2016, particularly in the Specialty business but also with the implementation of countermeasures to improve our Rubber business, we are tightening our guidance for full year Adjusted EBITDA to between €215 million and €225 million, based on the assumptions that volume growth will be in line with current GDP expectations and that oil prices and exchange rates will be at the average of levels seen during the second quarter of 2016, with negative feedstock impacts not worsening from levels seen in the second quarter of 2016.”
Guidance for depreciation and amortization in 2016 remains at approximately €60 million and €20 million respectively (which includes amortization of acquired intangibles of €13 million), as does an underlying tax rate expectation of about 35% on pre-tax income and for capital expenditures of approximately €60 million. Guidance for shares outstanding is 59.3 million, before giving effect to any additional share buybacks.
Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, August 5, 2016, at 8:30 a.m. (EDT). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through August 12, 2016:

U.S. Toll Free:	1-877-870-5176
International:	1-858-384-5517
Conference ID:	13641914
The webcast can be accessed on the Investor Relations section of the Company’s website at: www.orioncarbons.com. An Archived recording will be available there following the webcast.
To learn more about Orion, visit the company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. The Company offers standard and high-performance products for coatings, printing inks, polymers, rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With approximately 1530 employees worldwide, Orion runs 15 global production sites and four Applied Technology Centers. For more information please visit our website www.orioncarbons.com.

Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2016 Full Year Outlook” and “Quarterly Business Results” sections above. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015 and in Note 9 to our unaudited interim condensed consolidated financial statements as at June 30, 2016 regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement - including those in the “2016 Full Year Outlook” and “Quarterly Business Results” sections above - as a result of new information, future events or other information, other than as required by applicable law.

Interim condensed consolidated income statements
of Orion Engineered Carbons S.A. for the three and six months ended June 30, 2016 and 2015 - unaudited

	Three Months Ended Jun 30, 2016	Three Months Ended Jun 30, 2015	Six Months Ended Jun 30, 2016	Six Months Ended Jun 30, 2015
	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	247,886	282,345	494,136	572,751
Cost of sales	(160,937)	(196,985)	(325,603)	(405,027)

Gross profit	86,949	85,360	168,533	167,724

Selling expenses	(28,432)	(27,563)	(55,278)	(53,491)
Research and development costs	(3,499)	(4,047)	(7,064)	(8,065)
General and administrative expenses	(16,664)	(15,734)	(33,616)	(30,700)
Other operating income	13	1,251	1,069	1,675
Other operating expenses	(4,189)	(3,412)	(8,957)	(4,987)

Operating result (EBIT)	34,178	35,855	64,687	72,156

Finance income	4,498	3,623	12,822	12,675
Finance costs	(13,215)	(16,881)	(30,471)	(39,913)
Share of profit or loss of joint ventures	56	129	177	250

Financial result	(8,661)	(13,129)	(17,472)	(26,988)

Profit before income taxes	25,517	22,726	47,215	45,168

Income taxes	(9,027)	(8,143)	(17,360)	(15,834)
			0.000368	0.000351
Profit for the period	16,490	14,583	29,855	29,334
Earnings per Share (EUR per share), basic	0.28	0.24	0.50	0.49
Weighted average number of ordinary shares (in thousands)	59,320	59,635	59,386	59,635
Earnings per Share (EUR per share), diluted	0.28	0.24	0.50	0.49
Weighted average number of diluted ordinary shares (in thousands)	59,775	59,635	59,841	59,635

Interim condensed consolidated statement of financial position of Orion Engineered Carbons S.A. as at June 30, 2016 and December 31, 2015 – unaudited

	Jun 30, 2016	Dec 31, 2015
A S S E T S	In EUR k	In EUR k
Non-current assets
Goodwill	48,512	48,512
Other intangible assets	85,100	94,803
Property, plant and equipment	382,400	385,856
Investment in joint ventures	4,415	4,657
Other financial assets	1,565	3,049
Other assets	3,249	3,698
Deferred tax assets	52,926	55,254
	578,167	595,829
Current assets
Inventories	97,004	105,111
Trade receivables	170,368	172,123
Other financial assets	3,976	3,126
Other assets	22,454	20,321
Income tax receivables	6,620	8,750
Cash and cash equivalents	64,939	65,261
	365,361	374,692
	943,528	970,521

	Jun 30, 2016	Dec 31, 2015
E Q U I T Y A N D L I A B I L I T I E S	In EUR k	In EUR k
Equity
Subscribed capital	59,635	59,635
Treasury shares	(3,415)	—
Reserves	(32,495)	(52,823)
Profit or loss for the period	29,855	42,874
	53,580	49,686
Non-current liabilities
Pension provisions	54,668	44,994
Other provisions	14,640	15,456
Financial liabilities	622,585	650,782
Other liabilities	582	138
Deferred tax liabilities	37,476	40,052
	729,951	751,422
Current liabilities
Other provisions	32,916	38,057
Trade payables	85,931	94,213
Other financial liabilities	5,203	4,750
Income tax liabilities	18,254	16,443
Other liabilities	17,693	15,950
	159,997	169,413
	943,528	970,521

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three and six months ended June 30, 2016 and 2015 – unaudited

	Three Months Ended Jun 30, 2016	Three Months Ended Jun 30, 2015	Six Months Ended Jun 30, 2016	Six Months Ended Jun 30, 2015
	In EUR k	In EUR k	In EUR k	In EUR k
Profit for the period	16,490	14,583	29,855	29,334

Income taxes	9,027	8,143	17,360	15,834

Profit before income taxes	25,517	22,726	47,215	45,168

Depreciation and amortization of intangible assets and property, plant and equipment	19,975	17,822	39,552	34,452
Other non-cash expenses	401	—	314	—
Decrease in trade receivables	(6,877)	(1,124)	2,496	20,194
Decrease in inventories	(10,352)	(1,326)	6,020	12,052
Increase/(decrease) in trade payables	13,138	2,742	4,269	(3,077)
Decrease in provisions	2,582	(1,473)	(5,939)	(11,099)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	(1,796)	2,237	1,962	2,572
Finance income	(4,498)	(3,623)	(12,822)	(12,675)
Finance costs	13,215	16,881	30,471	39,913
Cash paid for income taxes	(8,550)	(7,702)	(10,702)	(5,537)

Cash flows from operating activities	42,755	47,160	102,836	121,963

Cash paid for the acquisition of intangible assets and property, plant and equipment	(14,945)	(17,499)	(38,016)	(31,345)

Cash flows from investing activities	(14,945)	(17,499)	(38,016)	(31,345)
			—	—
Share buyback	—	—	(3,415)	—
Repayments of borrowings	(1,810)	(1,797)	(23,608)	(3,611)
Cash payments of current financial liabilities	233	(300)	(34)	(3,532)
Interest and similar expenses paid	(9,702)	(13,052)	(18,899)	(22,538)
Interest and similar income received	83	998	346	1,126
Dividends paid to shareholders	(10,000)	(20,000)	(19,994)	(20,000)

Cash flows from financing activities	(21,196)	(34,151)	(65,604)	(48,555)

Change in cash	6,614	(4,490)	(784)	42,063

Change in cash resulting from exchange rate differences	1,320	(3,201)	462	411
Cash and cash equivalents at the beginning of the period	57,005	120,709	65,261	70,544

Cash and cash equivalents at the end of the period	64,939	113,018	64,939	113,018

Reconciliation of Non-IFRS Financial Measures
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS, which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful because we see these measures as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.
The following tables present a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable IFRS measure:

Reconciliation of Adjusted EBITDA to profit or loss	Three Months Ended Jun 30,		For the Six Months Ended Jun 30,
in EUR k	2016	2015	2016	2015
Adjusted EBITDA	57,734	55,959	111,703	109,850
Share of profit of joint venture	(56)	(129)	(177)	(250)
Consulting fees related to group strategy (1)	(1,517)	—	(1,766)	(182)
Long Term Incentive Plan (LTIP)	(400)	—	(915)	—
Other adjustments (2)	(1,608)	(2,153)	(4,606)	(2,810)
EBITDA	54,153	53,677	104,239	106,608
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(19,975)	(17,822)	(39,552)	(34,452)
Earnings before taxes and finance income/costs (operating result (EBIT))	34,178	35,855	64,687	72,156
Other finance income	4,498	3,623	12,822	12,675
Share of profit of joint ventures	56	129	177	250
Finance costs	(13,215)	(16,881)	(30,471)	(39,913)
Income taxes	(9,027)	(8,143)	(17,360)	(15,834)
Profit for the period	16,490	14,583	29,855	29,334
(1)    Consulting fees related to the Group strategy mainly relate to the formulating and executing the strategic realignment of the Rubber Carbon Black footprint worldwide.
(2) Other adjustments in the three months ended June 30, 2016 primarily relate to costs of EUR 0.9 million in association with the OECQ integration and costs of EUR 0.5 million in connection with our EPA enforcement action. Other adjustments in the six months ended June 30, 2016 primarily relate to costs of EUR 2.8 million in association with our EPA enforcement action (including accrued expenses for penalties and mitigation projects), EUR 1.1 million in connection with the OECQ integration as well as EUR 0.5 million related to expenses recorded for the deductible of insurance claims arising from the flooding in our Orange, Texas plant.

Reconciliation of Adjusted EPS to EPS

Adjusted EPS	Three Months Ended Jun 30,
in EUR k	2016	2015
Profit for the period	16,490	14,583
Long Term Incentive Plan (LTIP)	400	—
Add back other adjustment items	3,125	2,153
Add back amortization of acquired intangible assets	3,261	3,272
Add back foreign exchange rate impacts to financial result	(830)	2,095
Amortization of transaction costs	750	826
Release of transaction costs due to repayment	36	—
Tax effect on add back items at 35% estimated tax rate	(2,360)	(2,921)
Adjusted profit or loss for the period	20,872	20,008
Adjusted EPS [1]	0.35	0.34

Total add back items	4,382	5,425

Impact add back items per share	0.07	0.09
+ Earnings per Share (EUR per share), basic	0.28	0.24
= Adjusted EPS [1]	0.35	0.34
1) Based upon weighted number of shares outstanding, which was 59,320k for the three months ended June 30, 2016 and 59,635k for the three months ended June 30, 2015.

Forward-looking Adjusted EBITDA and Adjusted EPS included in this release are not reconcilable to their respective most directly comparable IFRS measure without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of adjustment items in the remainder of the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS reported results for the guidance period.